CUSIP No. P9897X131(Class D); 984245100 (ADSs)	13D/A	Page 1 of 14

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)

YPF Sociedad Anónima (the “Issuer”)

(Name of Issuer)

Class D Common Shares

Par value 10 pesos per share (the “Class D Shares”)

American Depositary Shares, Each Representing One Class D Share (the “ADSs”)

(Title of Class of Securities)

P9897X131 (Class D Shares); 984245100 (ADSs)

(CUSIP Number)

Grupo Petersen

Cerrito 740, 1o Piso

(C1010AAP) Buenos Aires

Argentina

Attn: Mr. Mauro R. Dacomo

+54 11 55 55 01 03

with a copy to:

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

Attn: Andrés de la Cruz

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 12, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

CUSIP No. P9897X131(Class D); 984245100 (ADSs)	13D/A	Page 2 of 14

(Continued on the following pages)

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Enrique Eskenazi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, BK, OO, PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER ADSs: 100,145,077 (representing 100,145,077 Class D Shares)* (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER ADSs: 100,145,077 (which representing 100,145,077 Class D Shares)* (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ADSs: 100,145,077 (representing 100,145,077 Class D Shares)* (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.56% of the total Class D Shares outstanding (the 100,145,077 ADSs representing 100,145,077 Class D Shares). (See Item 5)
14		TYPE OF REPORTING PERSON IN

* Each ADS may be exchanged for one Class D Share.

CUSIP No. P9897X131(Class D); 984245100 (ADSs)	13D/A	Page 3 of 14

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sebastián Eskenazi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, BK, OO, PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER ADSs: 100,145,077 (representing 100,145,077 Class D Shares)* (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER ADSs: 100,145,077 (representing 100,145,077 Class D Shares)* (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ADSs: 100,145,077 (representing 100,145,077 Class D Shares)* (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.56% of the total Class D Shares outstanding (the 100,145,077 ADSs representing 100,145,077 Class D Shares). (See Item 5)
14		TYPE OF REPORTING PERSON IN

* Each ADS may be exchanged for one Class D Share.

CUSIP No. P9897X131(Class D); 984245100 (ADSs)	13D/A	Page 4 of 14

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Matías Eskenazi Storey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, BK, OO, PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER ADSs: 100,145,077 (representing 100,145,077 Class D Shares)* (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER ADSs: 100,145,077 (representing 100,145,077 Class D Shares)* (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ADSs: 100,145,077 (which represents 100,145,077 Class D Shares)* (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.56% of the total Class D Shares outstanding (the 100,145,077 ADSs representing 100,145,077 Class D Shares). (See Item 5)
14		TYPE OF REPORTING PERSON IN

* Each ADS may be exchanged for one Class D Share.

CUSIP No. P9897X131(Class D); 984245100 (ADSs)	13D/A	Page 5 of 14

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ezequiel Eskenazi Storey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, BK, OO, PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER ADSs: 100,145,077 (representing 100,145,077 Class D Shares)* (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER ADSs: 100,145,077 (representing 100,145,077 Class D Shares)* (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ADSs: 100,145,077 (representing 100,145,077 Class D Shares)* (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.56% of the total Class D Shares outstanding (the 100,145,077 ADSs representing 100,145,077 Class D Shares). (See Item 5)
14		TYPE OF REPORTING PERSON IN

* Each ADS may be exchanged for one Class D Share.

CUSIP No. P9897X131(Class D); 984245100 (ADSs)	13D/A	Page 6 of 14

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Petersen Energía Inversora, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK, OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER ADSs: 2,210,192 (representing 2,210,192 Class D Shares)* (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER ADSs: 2,210,192 (representing 2,210,192 Class D Shares)* (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ADSs: 2,210,192 (representing 2,210,192 Class D Shares)* (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.56% of the total Class D Shares outstanding (the 2,210,192 ADSs representing 2,210,192 Class D Shares). (See Item 5)
14	TYPE OF REPORTING PERSON CO

* Each ADS may be exchanged for one Class D Share.

CUSIP No. P9897X131(Class D); 984245100 (ADSs)	13D/A	Page 7 of 14

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Petersen Energía Inversora Holding GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK, OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Austria
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER ADSs: 2,210,192 (representing 2,210,192 Class D Shares)* (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER ADSs: 2,210,192 (representing 2,210,192 Class D Shares)* (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ADSs: 2,210,192 (representing 2,210,192 Class D Shares)* (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.56% of the total Class D Shares outstanding (the 2,210,192 ADSs representing 2,210,192 Class D Shares). (See Item 5)
14	TYPE OF REPORTING PERSON HC

* Each ADS may be exchanged for one Class D Share.

CUSIP No. P9897X131(Class D); 984245100 (ADSs)	13D/A	Page 8 of 14

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Petersen Energía, S.A. Petersen Energía Pty Ltd.

CUSIP No. P9897X131(Class D); 984245100 (ADSs)	13D/A	Page 9 of 14

This Amendment No.8 (the “Eighth Amendment”) amends the initial Schedule 13D (the “Schedule 13D”) filed on February 29, 2008, with the Securities and Exchange Commission (the “SEC”), by the Reporting Persons (as defined in the Schedule 13D), with respect to Class D Shares par value 10 Argentine pesos per share (the “Class D Shares”) and American Depositary Shares (“ADSs”) of YPF Sociedad Anónima (“YPF” or the “Issuer”), with each ADS representing one Class D Share. Capitalized terms used but not otherwise defined in this Eighth Amendment have the meaning ascribed to such terms in the Schedule 13D, as amended.

Items 3 to 6 of the Schedule 13D are hereby amended and supplemented to add the following:

Item 3.	Source and Amount of Funds or Other Consideration.

On June 16, 2008, Repsol, PEISA, and Banco Santander entered into a credit agreement for the financing of 100% of (i) the exercise price under the First Option, and (ii) the price paid for the Shares and ADSs acquired pursuant to the U.S. Offer and the Argentine Offer (the “Loan Agreement”, an English translation of which is included as Exhibit 99.20 hereto), in which connection Repsol granted Banco Santader a guaranty on first demand pursuant to a guaranty agreement among Repsol, PEISA and Banco Santander dated June 16, 2008 (the “Guaranty Agreement”, an English translation of which is included as Exhibit 99.21 hereto).

Item 4.	Purpose of the Transaction.

(a)-(b) On November 10, 2008, PEISA paid for and acquired (i) 460,869 Class D Shares pursuant to the Argentine Offer and (ii) 1,356,010 ADSs pursuant to the U.S. Offer (the “Tender Offer Acquisition”). Following the settlement of the Offers, PEISA requested the conversion of the Class D Shares acquired in the Argentine Offer into ADSs.

On November 12, 2008, PEISA entered into a stock purchase and sale agreement among Repsol and certain of its affiliates, Petersen SA, and PEISA (the “First Option Stock Purchase Agreement”, an English translation of which is included as Exhibit 99.22 hereto) and consummated the acquisition of 393,313 ADSs from Repsol pursuant to the First Option (the “First Option Acquisition”).

On November 12, 2008, PEISA pledged the ADSs acquired pursuant to the Tender Offer Acquisition (including by conversion of the Class D Shares) and the First Option Acquisition in favor of Repsol under a pledge and security agreement among PEISA, Repsol and The Bank of New York Mellon, as collateral agent, (the “Pledge and Security Agreement”, a copy of which is included as Exhibit 99.23 hereto).

Following completion of the Tender Offer Acquisition and the First Option Acquisition, the total interest in YPF held by PEISA and by the Eskenazi Family (directly or through any of its affiliates), equals to 0.56 % and 15.46% of the outstanding capital stock of YPF, respectively. The Eskenazi Family may, based on the Second Option, be deemed to beneficially own up to an additional 10% in the outstanding capital stock of YPF.

Item 5	Interest in Securities of the Issuer

CUSIP No. P9897X131(Class D); 984245100 (ADSs)	13D/A	Page 10 of 14

The information set forth under Item 4 is incorporated herein by reference.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Shareholers Agreement

On November 12, 2008, by executing and delivering the First Option Stock Purchase Agreement, PEISA adhered to the Shareholders Agreement, as required by the First Option Agreement.

Option Agreements

The information set forth under Items 3, 4, and 5 and in Exhibits 99.21, 99.22 and 99.23 hereto is incorporated herein by reference.

Other Agreements

The information set forth under Items 3, 4, and 5 and in Exhibits 99.21, 99.22 and 99.23 hereto is incorporated herein by reference.

CUSIP No. P9897X131(Class D); 984245100 (ADSs)	13D/A	Page 11 of 14

Item 7.       Material to be Filed as Exhibits

EXHIBIT INDEX

Exhibit Number	Description

99.1*	Share Purchase Agreement, dated February 21, 2008
99.2*	First Share Purchase and Sale Option Agreement, dated February 21, 2008
99.3*	Second Share Purchase and Sale Option Agreement, dated February 21, 2008
99.4*	Shareholders’ Agreement, dated February 21, 2008
99.5*	Seller Credit Agreement
99.6*	Senior Secured Term Loan Facility
99.7*	Chervil Loan Agreement
99.8*	General Deeds of Pledge
99.9*	Petersen PTY Loan Agreements
99.10*	Assignment of Dividend Rights Agreement, dated February 21, 2008
99.11*	Registration Rights Agreement, dated February 21, 2008
99.12*	Direct Agreement, dated February 21, 2008
99.13*	Supplemental Agreement, dated February 21, 2008
99.14*	Options Registration Rights Agreement, dated February 21, 2008
99.15*	Letter Agreement, dated February 21, 2008
99.16*	Letter Agreement, dated February 5, 2008
99.17*	Intercreditor Agreement, dated February 21, 2008
99.18*	Powers of Attorney
99.19*	Joint Filing Agreement
99.20**	Loan Agreement among Banco Santander, Purchaser, and Repsol dated June 6, 2008 (English translation)
99.21	Guaranty Agreement among Banco Santander, Purchaser, and Repsol dated June 6, 2008 (English translation)
99.22	First Option Stock Purchase Agreement among Repsol and certain of its affiliates, PEISA, and Petersen SA, dated November 12, 2008 (English translation)
99.23	Pledge and Security Agreement among PEISA, Repsol, and The Bank of New York Mellon, dated November 12, 2008.

* Previously filed as an Exhibit to the Schedule 13D filed with the SEC on February 29, 2008.

** Previously filed as an Exhibit to Amendment No. 4 to Schedule 13D filed with the SEC on September 11, 2008.

CUSIP No. P9897X131(Class D); 984245100 (ADSs)	13D/A	Page 12 of 14

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Enrique Eskenazi	By: /s/ Mauro Renato José Dacomo
Mauro Renato José Dacomo
Sebastián Eskenazi	Attorney-in-Fact
November 18, 2008
Matías Eskenazi Storey

Ezequiel Eskenazi Storey

PETERSEN ENERGIA PTY LTD.

By: Matías Eskenazi Storey
Title: Director

By: Claudio Cánepa
Title: Director

PETERSEN ENERGIA S.A.

By: Mauro Renato José Dacomo
Title: Consejero

By: Ignacio Cruz Morán
Title: Consejero

PETERSEN ENERGIA INVERSORA, S.A HOLDING GMBH

By: Mauro Renato José Dacomo
Title: Managing Director

CUSIP No. P9897X131(Class D); 984245100 (ADSs)	13D/A	Page 13 of 14

By: Ignacio Cruz Morán
Title: Managing Director

PETERSEN ENERGIA INVERSORA, S.A.

By: Mauro Renato José Dacomo
Title: Consejero

By: Ignacio Cruz Morán
Title: Consejero